Registration Statement No. 333-275898
Filed Pursuant to Rule 433

Market-Linked Step Up Notes

Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index
Issuer	Royal Bank of Canada (“RBC”). References on this page to “we,” “us” or “our” mean RBC.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity

• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

• 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk

Step Up Value	[110.00% to 114.00%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.00 to $1.40] per unit, a return of [10.00% to 14.00%] over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010325003686/ dp226413_424b2-mlzva.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	Your investment return may be less than a comparable investment directly in the securities included in the Market Measure.
•	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.
•	The public offering price you pay for the notes will exceed the initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agent, which is BofAS.
•	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests.
•	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own the securities included in the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the issuers of those securities, and have not verified any disclosure made by any other company.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(1)(2)	$11.20(3)	12.00%
3.00%	$11.20	12.00%
5.00%	$11.20	12.00%
10.00%	$11.20	12.00%
12.00%(4)	$11.20	12.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
50.00%	$15.00	50.00%
100.00%	$20.00	100.00%
(1)	This percent change corresponds to the Threshold Value.
(2)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only and does not represent a likely actual Starting Value for the Market Measure.
(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $1.20 per unit.
(4)	This percent change corresponds to the hypothetical Step Up Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.